Exhibit 1

MTS Announces Second Quarter 2015 Financial Results

Ra’anana, Israel / River Edge, NJ, USA – August 6, 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a provider of video advertising solutions for online and mobile platforms, telecommunications expense management, and mobility management and enablement, today announced its financial results for the second quarter of 2015.

As previously announced, the closing of the acquisition of Vexigo Ltd. occurred on April 1, 2015 and its results were consolidated in the financial results of MTS as of such date. Vexigo specializes in video advertising solutions for online and mobile platforms, engaging multiple ad formats and interactive ad units with a cutting-edge, in-house optimization platform providing precise targeting in a safe environment for both advertisers and website owners.

Revenues for the second quarter of 2015 were $4.8 million, compared with $1.7 million in the same quarter last year and $1.8 million in the first quarter of 2015. Operating loss for the second quarter of 2015 was $170,000, compared with $291,000 in the second quarter of 2014 and $299,000 in the first quarter of 2015. Net loss for the second quarter of 2015 was $248,000 or ($0.03) per diluted share, compared with a net loss of $302,000 or ($0.06) per diluted share in the second quarter of 2014 and a net loss of $227,000 or ($0.05) per diluted share in the first quarter of 2015. On a non-GAAP basis, excluding non-recurring M&A expenses related to the Vexigo acquisition, net income for the second quarter was $141,000 or $0.02 per diluted share, compared with a net loss of $302,000 or ($0.06) per diluted share in the second quarter of 2014.

Revenues for the six months ended June 30, 2014 were $6.6 million, compared with $3.5 million for the comparable period in 2014. Net loss for the six months ended June 30, 2015 was $475,000 or ($0.08) per diluted share, compared with a net loss of $617,000 or ($0.13) per diluted share in the comparable period in 2014. On a non-GAAP basis, excluding non-recurring M&A expenses related to the Vexigo acquisition, the net loss for the six months ended June 30, 2015 was $51,000 or ($0.01) per diluted share.

According to the rules of business combination accounting, the total purchase price for the acquisition was allocated to the assets acquired and liabilities assumed. As a result, the Company’s consolidated intangible assets were significantly affected, as well as shareholders equity and the accounting for other payments due to Vexigo's former shareholders. These amounts were recorded based on a preliminary Purchase Price Allocation (PPA).

"In the second quarter we successfully integrated Vexigo as a division of MTS. We are continuing to develop our video advertising solutions for online and mobile platforms through our wholly-owned subsidiary, Vexigo Ltd. In addition, we are continuing to strengthen our telecom expense management (TEM) business unit through the shift of TEM customers to the cloud with multi-year service contracts." said Lior Salansky, CEO of MTS. "Vexigo results reflect the shift from online video advertising to mobile video advertising as a result of worldwide growth in mobile content use. The Vexigo line of business, which diversifies our existing portfolio, was responsible for our company returning to profitability during the second quarter of 2015 on a non-GAAP basis. In order to fund our current operations and to execute our business plan, we are currently seeking additional financing and are investigating available alternatives,” concluded Mr. Salansky.

1

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

2

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,170	$4,864
Restricted cash	262	648
Restricted marketable securities	132	136
Trade receivables, net	4,370	579
Other accounts receivable and prepaid expenses	487	75

Total current assets	8,421	6,302

LONG-TERM ASSETS:
Severance pay fund	666	604

PROPERTY AND EQUIPMENT, NET	175	118

OTHER INTANGIBLE ASSETS AND GOODWILL	19,298	3,868

Total assets	$28,560	$10,892

3

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,818	$254
Accrued expenses and other liabilities	5,896	2,252
Deferred revenues	2,044	1,706
Deferred tax	138	-
Liabilities of discontinued operations	240	282

Total current liabilities	10,136	4,494

LONG-TERM LIABILITIES
Accrued severance pay	790	712
Other liabilities	6,784	-
Deferred tax liability	547	54

Total long-term liabilities	8,121	766

COMMITMENTS AND CONTINGENT LIABILITIES SHAREHOLDERS' EQUITY:

Share capital	22	13
Additional paid-in capital	25,530	20,400
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(1)	(8)
Accumulated deficit	(15,219)	(14,744)

Total shareholders' equity	10,303	5,632

Total ,liabilities and shareholders' equity	$28,560	$10,892

4

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
Revenues:
Services	$2,682	$2,848	$1,334	$1,388
Product sales	880	679	395	341
Video Advertising (1)	3,088	-	3,088	-

Total revenues	6,650	3,527	4,817	1,729

Cost of revenues:
Services	1,200	1,205	706	586
Product sales	259	312	144	137
Video Advertising (1)	1,896	-	1,896	-

Total cost of revenues	3,355	1,517	2,746	723

Gross profit	3,295	2,010	2,071	1,006

Operating expenses:
Research and development	764	650	482	295
Selling and marketing	1,064	943	503	465
General and administrative	1,936	1,021	1,256	537

Total operating expenses	3,764	2,614	2,241	1,297

Operating loss	(469)	(604)	(170)	(291)
Financial income (expenses), net	51	(6)	28	(9)

Loss before taxes on income	(418)	(610)	(142)	(300)
Tax on income, net	99	7	99	2
Net loss from continuing operations	(517)	(617)	(241)	(302)
Net income (loss) from discontinued operations	42	-	(7)	-

Net loss	$(475)	$(617)	$(248)	$(302)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.08)	$(0.13)	$(0.03)	$(0.06)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	6,300,720	4,669,108	7,929,658	4,672,635

(1)	A portion of Video Advertising revenues and their associated cost of revenues for the three and six month periods ended June 30, 2015 are presented on a net basis, based on current arrangement with certain publishers. If such revenues and cost of revenues were presented on a gross basis this would increase both Video Advertising revenues and cost of revenues by $305, with no change to gross profit.

5

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
GAAP Net loss	(475)	(617)	(248)	(302)
M&A expenses related to the acquisition of Vexigo Ltd	424	-	389	-

Non-GAAP Net income (loss)	$(51)	$(617)	$141	$(302)

Net Loss per share:

GAAP diluted net loss per Ordinary share	$(0.08)	$(0.13)	$(0.03)	$(0.06)

Non-GAAP diluted net income (loss) per Ordinary share	$(0.01)	$(0.13)	$0.02	$(0.06)

Weighted average number of Ordinary shares used in computing Non-GAAP diluted net income (loss) per share	6,300,720	4,669,108	8,013,350	4,672,635

6